UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2024

RSE INNOVATION, LLC
(Exact name of issuer as specified in its charter)

Delaware	85-1119258
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

46 HOWARD STREET, SUITE 215, NEW YORK, NY 10013

(Full mailing address of principal executive offices)

(201) 564-0493
(Issuer’s telephone number, including area code)

www.rallyrd.com
(Issuer’s website)

TABLE OF CONTENTS

RSE INNOVATION, LLC

CONTENTS

ITEM 1.   MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS  5

ITEM 2. OTHER INFORMATION 14

IITEM 3.  FINANCIAL STATEMENTS F-1

EXHIBIT INDEX III-1

In this Semi-Annual Report on Form 1-SA (the “Form 1-SA”), references to “we,” “us,” “our,” “RSE Innovation,” or the “Company” mean RSE Innovation, LLC, a Delaware series limited liability company formed on May 20, 2020. Terms that are capitalized but not defined herein shall have the meanings given to them in the Company’s Offering Statement on Form 1-A as filed with the U.S. Securities and Exchange Commission.

Unless otherwise indicated, information contained in this Form 1-SA concerning our industry and the markets in which we operate is based on information from independent industry and research organizations and other third-party sources (including publications, surveys and forecasts), and management estimates. Although we believe the data from these third-party sources is reliable, we have not independently verified any third-party information.

ii

FORWARD LOOKING STATEMENT DISCLOSURE

This Form 1-SA and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form 1-SA are forward-looking statements. Forward-looking statements give the Company’s current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Form 1-SA and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form 1-SA, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company’s control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company’s actual operating, and financial performance may vary in material respects from the performance projected in these forward-looking statements.

For more information regarding the risks and uncertainties that we face, you should refer to the “Risk Factors” detailed in the Post-Qualification Amendment No. 12 to the offering statement on Form 1-A filed by the Company with the Securities and Exchange Commission (the “Commission”) and originally qualified on January 10, 2022 (the “Offering Statement”), as may be amended, and in our subsequent reports and offering statements filed from time to time with the Commission. Any forward-looking statement made by the Company in this Form 1-SA or any documents incorporated by reference herein or therein speak only as of the date of this Form 1-SA. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Trademarks and Trade Names

From time to time, we own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This Form 1-SA may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, and trade names in this Form 1-SA is not intended to and does not imply a relationship with us or an endorsement or sponsorship by or of us. Solely for convenience, the trademarks, service marks and trade names referred to in this Form 1-SA may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

MASTER SERIES TABLE

The Company is managed by RSE Innovation Manager, LLC (the “Manager”), a single member Delaware limited liability company formed on May 20, 2020, which is owned by Rally Holdings LLC, a Delaware limited liability company that serves as the asset manager for the certain Underlying Assets comprising the collection of Innovation Assets (as defined below) owned by the Company and each series (“Rally Holdings”). The Company’s core business is the identification, acquisition, marketing and management of certain assets anticipated to generate revenue streams, collectively referred to as “Innovation Assets” or the “Asset Class,” for the benefit of the investors. All of the series of the Company shall collectively be referred to herein as the “Series” and the assets and liabilities of each Series will be separate in accordance with Delaware law. The interests of all Series shall collectively be referred to herein as the “Interests” and a purchaser of Interests in any Series (an “Investor”) will be entitled to share in the return of that particular Series but will not be entitled to share in the return of any other Series. The offerings of the Interests shall collectively be referred to herein as the “Offerings.” There will be a separate Closing with respect to each Offering (each, a “Closing”). The Series assets referenced below shall be referred to herein, collectively, as the “Underlying Assets.” Certain Series have engaged DomainX, LLC, a Wyoming limited liability company (“DomainX”), as the Asset Manager for the Underlying Assets owned by such Series, as noted in the Master Series Table below. Any individuals, dealers or auction company that own an Underlying Asset prior to a purchase of an Underlying Asset by the Company in advance of a potential Offering or the Closing of an Offering from which proceeds are used to acquire the Underlying Asset shall be referred to herein as an “Asset Seller.” We intend to distribute all Offerings of the Company principally through the Rally Rd.™ platform and any successor platform used by the Company for the offer and sale of interests (the “Rally Rd.™ Platform” or the “Platform”).

The master series table below, referred to at times as the “Master Series Table,” shows key information related to each Series as of the date hereof. This information will be referenced in the following sections when referring to the Master Series Table.

Series	Qualification Date	Offering Circular	Underlying Asset	Status	Opening Date (1)	Closing Date	Offering Price per Interest	Minimum / Maximum Membership Interests (2)	Minimum / Maximum Offering Size	Sourcing Fee (3)
#URL2	1/10/2022	(Pre-Qualification Amendment No. 2 to Offering Statement 1)	DIRECTIONS.COM	Closed	1/10/2022	2/3/2022	$10.00	14,000	$140,000 (4)	$11,200
#URL1	2/22/2022	(Post-Qualification Amendment No. 1 to Offering Statement 1)	HOTSPOT.COM	Closed	2/22/2022	3/23/2022	$10.00	19,500	$195,000 (4)	$14,963
Series #MANTLE319 (5)	9/29/2023	(Post-Qualification Amendment No. 5 to Offering Statement 1)	Mickey Mantle’s Childhood Home	Closed	9/29/2023	11/13/2023	$7.00	47,000	$329,000 (4)	$90,743
Series #URL5 (6)	3/7/2024	(Post-Qualification Amendment No. 9 to Offering Statement 1)	MJ.COM Domain	Closed	3/9/2024	5/21/2024	$20.00	47,500	$950,000 (4)	$36,575
Series #URL6 (6)	3/7/2024	(Post-Qualification Amendment No. 9 to Offering Statement 1)	BODEGA.COM Domain	Open	3/9/2024		$10.00	13,200/16,500	$132,000 / $165,000	$11,850

TOTAL:	-	-	-	-	-	-	-	-	$1,779,000 (7)	-

Note: Gray shading represents Series for which no Closing of an Offering has occurred.

(1)The opening date of a Series will occur no later than two calendar days following the date of qualification of the Offering of such Series by the Commission.  With respect to a Series, the Offering of such Series is subject to qualification by the Commission.

(2)Interests sold in Series are generally limited to 2,000 “qualified purchasers” with a maximum of 500 non-“accredited investors.”

(3)For Offerings that are Open or Upcoming, amounts represent the maximum Sourcing Fee payable to the Manager for identifying and managing the acquisition of the Underlying Assets. For offerings that have closed, amounts represent the actual Sourcing Fee payable to the Manager, which may be less than the maximum Sourcing Fee.

(4)Represents the actual gross proceeds for closed Offerings.

(5)Represents a Series whose Interest we do not intend to allow to trade on the PPEX ATS. Therefore, there will be no liquidity via the PPEX ATS for Interests in such Series unless the Manager determines to allow secondary trading on the PPEX ATS at a later date.

(6)DomainX is the asset manager of this Series.

(7)Represents the proposed maximum public offering price aggregated across all Series for which an Offering is upcoming, open, or closed, as required for purposes of the Form 5110 submitted to FINRA in connection with Offering Statement 1. Series whose Offerings have been cancelled are not reflected in this total.

At the time of this filing, all of the Series designated as closed in the Master Series Table have commenced operations, are capitalized and have assets and various Series have liabilities. All assets and liabilities related to the Series described in the Master Series Table are the responsibility of the Series from the time of the Closing of the respective Offerings. All Series highlighted gray in the Master Series Table have not Closed, but we have launched, or are in the process of launching, these and subsequent Offerings for additional Series. Series whose Underlying Assets have been sold and have, or will subsequently be dissolved are highlighted orange in the Master Series Table.

ITEM 1.   MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with our consolidated financial statements and related notes.

Overview

The Company’s core business is the identification, acquisition, marketing and management of certain assets anticipated to generate revenue streams, collectively referred to as the “Innovation Assets” or the “Asset Class”, for the benefit of the investors. The Company’s mission is to leverage technology and design, modern business models influenced by the sharing economy, and advancements in the financial regulatory environment to democratize the Asset Class. The Company aims to provide enthusiasts with access to the market by enabling them to create a diversified portfolio of equity Interests in the highest quality Innovation Assets through a seamless investment experience on the Platform. The Manager may maintain Free Cash Flow funds in a deposit account or an investment account for the benefit of the Series. With respect to secondary market transactions in Interests, the Platform serves as the user interface by which Investors submit orders to buy or sell Interests on the Public Private Execution Network Alternative Trading System (the “PPEX ATS”), which is owned and operated by North Capital Private Securities Corporation. The Platform then immediately and automatically routes those orders to those orders (i) to Dalmore Group, LLC (when acting in connection with secondary market transactions of interests, the “Executing Broker”), and (ii) by virtue of the Executing Broker’s status as a member of the PPEX ATS and the Tools License Agreement between Rally Holdings and the Executing Broker, to the PPEX ATS. The Platform does not connect Investors to any venue for secondary market transactions other than the PPEX ATS. For a full description of the Platform’s limited role in secondary trading, see the “Description of the Business – Liquidity Platform” section in Post-Qualification Amendment No. 12 to the Company’s Offering Statement on Form 1-A filed with the Commission on September 4, 2024.

We believe that collectors and dealers interested in selling their Innovation Assets will benefit from greater liquidity, significantly lower transaction costs and overhead, and a higher degree of transparency as compared to traditional methods of transacting Innovation Assets. Auction and consignment models may include upwards of ~20% of asset value in transaction costs, as well as meaningful overhead in terms of asset preparation, shipping and marketing costs, and time value. The Company thus aims to align the interests of buyers and sellers, while opening up the market to a significantly larger number of participants than was previously possible, thereby driving market appropriate valuations and greater liquidity.

Trends Affecting Our Business

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the Underlying Assets, our ability to acquire and manage Innovation Assets, and the success of our current and future Offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

•We have a limited operating history upon which to base an evaluation of our business and prospects. We have devoted substantially all our efforts to establishing our business and principal operations, which commenced in 2020. Our short operating history may hinder our ability to successfully meet our objectives and makes it difficult for potential investors to evaluate our business or prospective operations. The Company accounts for revenues in accordance with ASC 606, Revenue from Contracts with Customers. During the Current Period, no free cash flow distributions were made and no management fee was distributed.

•We are in large part reliant on Rally Holdings and its employees to grow and support our business. The successful operation of the Company (and therefore, the success of the Interests) is in part dependent on the ability of the Manager and Rally Holdings to source and acquire the Underlying Assets and to maintain the Platform, and on the Asset Manager for each Series (whether Rally Holdings, DomainX, or another person) to manage the Underlying Assets. As the Manager and Rally Holdings have been in existence only since March 2021 and October 2020, respectively, and are early-stage startup companies, they have limited operating history. Further, while Rally Holdings will also be the Asset Manager for series of RSE Collection,

LLC and RSE Archive, LLC, series limited liability companies with a similar business model in different asset classes, and thus has some similar management experience, its experience is limited, and it has limited experience selecting or managing assets in the Asset Class. DomainX has been in existence since 2020, and though it has operated in the business of domain name brokerage, sales, investment, monetization, and management since then, there can be no guarantee that it will achieve positive results of operations for the Company or the Series for which it serves as Asset Manager. Furthermore, there are a number of key factors that will potentially impact our operating results going forward including the ability of the Asset Manager to:

ocontinue to source high quality Innovation Assets at reasonable prices to securitize through the Platform;

omarket the Platform and the Offerings in individual Series of the Company and attract Investors to the Platform to acquire the Interests issued by Series of the Company;

ofind and retain operating partners to support the regulatory and technology infrastructure necessary to operate the Platform;

ocontinue to develop the Platform and provide the information and technology infrastructure to support the issuance of Interests in Series of the Company; and

ofind operating partners to manage the collection of Underlying Assets at a decreasing marginal cost per asset.

•Over the last several years, there has been a significant increase in new company creation that has ultimately resulted in a large increase in domain name registrations and after market transactions. This increase led to a material increase in premium .com domain name valuations. Starting at the beginning of the second quarter of 2022, this growth and appreciation has since declined and is expected to continue to decline in the short to mid-term.

•With the continued increase in popularity of the Asset Class, we expect competition for Innovation Assets to intensify in the future. Although our business model is uncommon in the Asset Class, there is potentially significant competition for the Underlying Assets, which the Company securitizes through its Offerings, from many different market participants. While the majority of transactions continue to be peer-to-peer with very limited public information, other market players such as dealers and auction houses continue to play a prominent role. There are also competing start-up models to facilitate shared ownership of Innovation Assets developing in the industry, which will result in additional competition for Innovation Assets.

•We may be negatively impacted by volatility in the political and economic environment, and a period of sustained inflation across the markets in which we operate could result in higher operating costs. Trade, monetary and fiscal policies, and political and economic conditions have and may continue to substantially change in the future, and credit markets have and may continue to experience periods of constriction and variability. These conditions have impacted and may continue to impact our business. Further, ongoing inflation has impacted and may continue to negatively impact our business and increase our costs. Sustained inflation across the markets in which we operate has tended to, and could continue to negatively affect any attempts to mitigate the increases to our costs. Market factors may influence real estate valuations, real estate financing or the economic performance of real estate generally. In addition, the effects of inflation on consumers’ budgets could result in the reduction of potential Investors’ spending and investing habits. If RSE Markets, the Asset Manager (whether Rally Holdings, DomainX, or another entity), the Manager or we are unable to take actions to effectively mitigate the effect of the resulting higher costs, their and/or our financial position could be negatively impacted.

•Our business model relies on the availability of the exemption from registration provided by Tier 2 of Regulation A. Under our business model, we must receive qualification under Tier 2 of Regulation A from the Commission with respect to each Offering of Series Interests. The qualification process has been and may continue to be subject to unanticipated delays, especially if our filings with the Commission are reviewed in full by the staff of the Commission.

At the time of this filing all of the Series designated as closed in the Master Series Table have commenced operations, are capitalized and have assets and various Series have liabilities. All assets and liabilities related to the Series described in the Master Series Table are the responsibility of the Series from the time of the Closing of the respective Offerings.

Investments in Underlying Assets

We provide investment opportunities in Innovation Assets to Investors through the Platform. Innovation Assets are financed through various methods including loans from affiliates of the Manager or other third parties when we purchase an Underlying Asset prior to the Closing of an Offering, and through purchase option agreements or consignment agreements negotiated with third parties or affiliates when we finance the purchase of an Underlying Asset with the proceeds of an Offering. Additional information can be found below and in the Master Series Table. We typically acquire Underlying Assets through the following methods.

•Upfront purchase – the Company or a Series acquires an Underlying Asset from an Asset Seller prior to the launch of the Offering related to the Series.

•Purchase agreement – the Company or a Series enters into an agreement with an Asset Seller to acquire an Underlying Asset, which may expire prior to the Closing of the Offering for the related Series, in which case the Company is obligated to acquire the Underlying Asset prior to the Closing.

•Purchase option agreement – the Company or a Series enters into a purchase option agreement with an Asset Seller, which gives the Company the right, but not the obligation, to acquire the Underlying Asset.

•Consignment agreement – the Company or a Series enters into a consignment agreement with an Asset Seller, which gives the Company the right, but not the obligation, to acquire the Underlying Asset and under which the Company takes possession of the Underlying Asset during a consignment period.

We received multiple loans or payments from various parties to support the financing of the acquisition of the Underlying Assets for which the details are listed in the tables below. Such payments or loans have been or will be repaid from the proceeds of successful Series’ initial Offering. Upon completion of the Offering of each of the Series of Interests, each of the Series shall acquire their respective Underlying Assets for the aggregate consideration consisting of cash and Interests as the Manager may determine in its reasonable discretion in accordance with the disclosures set forth in these Series’ Offering documents. In various instances, as noted in the tables below, the Asset Seller is issued Interests in a particular Series as part of the total purchase consideration to the Asset Seller. In addition, there are instances where the Company finances an acquisition through the proceeds of the Offering, as in the case of a purchase option, and therefore requires no additional financing or only financing to make an initial down payment, as the case may be.

The Company incurred the “Acquisition Expenses,” which include costs relating to the authentication and verification of the Underlying Asset, identification fees, and other costs detailed in the Manager’s allocation policy, listed in the tables below, the majority of which are capitalized into the purchase prices of the various Underlying Assets. Acquisition Expenses such as interest expense on a loan to finance an acquisition or marketing expenses related to the promotional materials created for an Underlying Asset are not capitalized. The Acquisition Expenses are generally initially funded by the Manager or its affiliates but will be reimbursed with the proceeds from an Offering related to such Series to the extent described in the applicable Offering documents. In the event that certain Acquisition Expenses are anticipated prior to the Closing of an Offering but are incurred only after the Closing, for example identification fees related to the Underlying Asset, additional cash from the proceeds of the Offering will be retained on the Series balance sheet to cover such future anticipated Acquisition Expenses after the Closing of the Offering.

In addition to acquiring Underlying Assets, from time to time the Company receives take-over offers for certain Underlying Assets. Per the terms of the Company’s Amended and Restated Limited Liability Company Agreement (the “Operating Agreement”), the Company, together with the Manager and the Manager’s Advisory Board evaluates the offers and determines if it is in the interest of the Investors to sell the Underlying Asset. In evaluating the offers, the Manager also considers the preference of Investors in the related Series as expressed by the nonbinding voting results of a poll of such Investors on the question whether to sell the Underlying Asset. In certain instances, the Company may decide to sell an Underlying Asset that is on the books of the Company but not yet transferred to a particular Series, because no Offering has yet occurred. In these instances, the anticipated Offering related to such Underlying Assets will be cancelled.

“Current Period” refers to the time period between January 1, 2024 and June 30, 2024. “Prior Period” refers to the time period between January 1, 2023 and June 30, 2023. “Prior Year” refers to the year ended December 31, 2023.

During the Current Period and Prior Period, there were no purchase agreements signed to acquire assets. On May 20, 2022, RSE Portfolio, LLC, a related entity, entered into a Contract of Sale of Real Estate to acquire the Underlying Asset on behalf of Series #MANTLE319 for a purchase price of $175,000. The closing for the Underlying Asset under the Series #MANTLE319 Contract of Sale of Real Estate occurred on June 1, 2022. RSE Portfolio, LLC deeded the Underlying Asset to Series #MANTLE319 effective as of June 15, 2022, pursuant to a Quit Claim Deed by and between RSE Portfolio, LLC and Series #MANTLE319. Series #MANTLE319 was transferred from RSE Portfolio, LLC to RSE Innovation, LLC on April 11, 2023.

Series - Series Name	Agreement Type - Date of Agreement	Closing Date	Purchase Price	Financed via - Officer Loan / 3rd Party Loan	Financed via – the Manager	Financed via - Offering Proceeds	Interests Issued to Asset Seller	Percent Owned by Asset Seller	Acquisition Expenses

Total for 1/1/2024 – 6/30/2024	New Agreements: 0	Closing: 0	$0	$0	$0	$0	$0	-	$0
Total for 1/1/2023 – 6/30/2023	New Agreements: 0	Closing: 0	$0	$0	$0	$0	$0	-	$0

Note: New Agreements represent only those agreements signed in the Current period.

Note: Purchase Price, Down payment Amount, Financings and Acquisition Expenses represent only the incremental amounts for the Current Period i.e., if an Underlying Asset was purchased in a previous period, but had a Closing in the Current period, it would not contribute to the totals for the Current Period.

At the end of the Current Period, the following Offering of Series Interests was ongoing.

Series	Qualification Date	Underlying Asset	Offering Price per Interest	Membership Interests	Offering Size	Sourcing Fee	Opening Date	Closing Date
#URL6	3/7/2024	Bodega.com Domain	$10.00	$16,500	$165,000	$11,850	3/9/2024	Q4 2024
Total 1/1/2024 – 6/30/2024		1 Series	-	-	-	$11,850	-	-
Total 1/1/2023 – 6/30/2023		0 Series	-	-	-	$0	-	-

The Offering relating to the Series listed below closed during the Current Period.

Series / Series Name	Qualification Date	Underlying Asset	Purchase Price	Opening Date	Closing Date	Date Underlying Asset Acquired	Offering Price per Interest	Membership Interests	Offering Size
#URL5	3/7/2024	MJ.com Domain	$189,925	3/9/2024	5/21/2024	5/22/2024	$20.00	47,500	$950,000
Total 1/1/2024 – 6/30/2024		1 Series	$189,925	-	-	-	-	-	$950,000
Total 1/1/2023 – 6/30/2023		0 Series	$0	-	-	-	-	-	$0

Operating Results for the Current Period and the Prior Period

Changes in operating results are impacted significantly by any increase or decrease in the number of Underlying Assets that the Company, in coordination with the Asset Manager, operates and manages. During the Current Period and the Prior Period, the Company engaged in acquiring Underlying Assets, entering into Purchase and Purchase Option Agreements, launching Offerings, Closing Offerings, and selling Underlying Assets. Additional information can be found below in the Asset Acquisitions, Purchase Options and Asset Sales subsection, the trend information and the Investments in Underlying Assets sections above, or above in the Master Series Table.

Revenues

Revenues were generated at the Company or the Series level. The Company accounted for revenues in accordance with ASC 606, Revenue from Contracts with Customers. The Underlying Asset for certain Series generated revenues during the Current Period as below:

Series	Revenues during the Current Period
#URL2	$336
#URL1	$1,746
#URL5	$64
Total	$2,146

Consolidated revenues as presented in the Consolidated Statements of Operations, for the Current Period and Prior Period are as follows:

Consolidated Revenues
	Current Period	Prior Period	Difference	% Change	Note
Revenues	$ 2,146	$ -	2,146	100%	Increase due to different revenue arrangements for different underlying assets year over year
Consolidated	$ 2,146	$ -	$ 2,146	100%

Operating Expenses

The Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses of our accompanying Notes to the Consolidated Financial Statements) incurred prior to the Closing of an Offering related to any of the Underlying Assets are being paid by the Manager and recognized by the Company as capital contributions and will not be reimbursed by the Series. Each Series of the Company will be responsible for its own Operating Expenses beginning on the Closing date of the Offering for such Series Interests.  However, the Manager has agreed to pay and not be reimbursed for certain limited expenses, such as post-closing Operating Expenses incurred and recorded by Series’ of the Company through the Current Period and Prior Period. These are accounted for as capital contributions by each respective Series.

Consolidated Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses of our accompanying Notes to the Consolidated Financial Statements) for the Company and all of the Series that are presented as expenses and losses in the Consolidated Statements of Operations summarized by category for the Current Period and the Prior Period as follows:

Consolidated Operating Expenses
	Current Period	Prior Period	Difference	% Change	Note
Maintenance	$ 915	$ 614	$ 301	49%	Increase in monthly maintenance costs in Current Period
Bookkeeping and Accounting Fee	412	246	166	67%	Increase in number of assets
Ongoing Registrar Fees	44	-	44	100%	New renewal fee in Current Period
Property Tax	122	-	122	100%	Increase related to new asset class and time period expense charged
Utilities	1,363	-	1,363	100%	Increase related to new asset class and time period expense charged
Insurance	861	377	484	128%	Increase related to new asset class and time period expense charged
Write-off of Capitalized Expense	-	2,250	(2,250)	(100) %	No capitalized expense written off in Current Period
Consolidated	$ 3,717	$ 3,487	$ 230	7%

See Consolidated Statements of Operations for details of each Series’ revenues, expenses, gains and losses for the Current Period and Prior Period. Increase in expenses for the Current Period are mainly related to the acquisition of the Series #MANTLE319 in April 2023.

Consolidated Income / (Loss) Before Income Taxes (1)
Applicable Series	Current Period	Prior Period
Total Series	$ (1,571)	$ (1,237)
Consolidated	$ (1,571)	$ (3,487)

(1)The consolidated totals for the Prior Period do not include the activity for Series #MANTLE319 for the period from January 1, 2023 to April 10, 2023 (see Note C – Related Party Transactions of our accompanying Notes to Consolidated Financial Statements for additional information).

Asset Acquisitions, Purchase Options and Asset Sales

The table below summarizes agreements related to asset acquisitions or asset disposal that were signed during the Current Period and Prior Period and presents the value of Underlying Assets represented by those agreements.

	# of Assets Disposed	Total Value of Assets Disposed ($)	# of Assets Acquired	Total Value Assets Acquired ($)	# of Purchase Option Agreements	Total Value of Purchase Option Agreements ($)	# of Purchase Agreements	Total Value of Purchase Agreements ($)	Grand Total #	Grand Total Value ($)
Current Period	(0)	$ 0	1	$ 189,925	1	$ 189,925	0	$ 0	1	$ 189,925
Prior Period	(0)	$ 0	0	$ 0	0	$ 0	0	$ 0	0	$ 0

Note: Table represents agreements signed within the respective periods and value of Underlying Assets represented by the agreements.

See Note G – Income Tax of our accompanying Notes to the Consolidated Financial Statements for provision for income taxes for each Series that sold their Underlying Asset during the Current Period and the Prior Period. Total provision for income taxes for the Current Period and Prior Period are as follows:

Consolidated Provision for Income Taxes
Current Period	$602
Prior Period	-

See “Note C – Related Party Transactions” of our accompanying Notes to Consolidated Financial Statements for additional information on asset acquisitions.

Liquidity and Capital Resources

Historically, the Company and each Series finance their business activities through capital contributions from the Manager or its affiliates and from members to the individual Series. Until such time as any Series has the capacity to generate income, cash flows from operations, or excess proceeds from Offerings, the Manager may cover any deficits through additional capital contributions or the issuance of additional Interests in any individual Series. In addition, parts of the proceeds of future Offerings for individual Series may be used to create reserves for future Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses of our accompanying Notes to the Consolidated Financial Statements) for individual Series once the Offerings are closed at the sole discretion of the Manager.

During the Current Period, Series #URL2, Series #URL1 and Series #URL5 generated net income and have sufficient cash and cash equivalent balances as of June 30, 2024 to fund their operations and continue as a going concern for a period of twelve months following the date of this filing. The Offering for Series #MANTLE319 generated excess cash such that Series #MANTLE319 will also have sufficient cash and cash equivalents as of June 30, 2024 to fund its operations and continue as a going concern for a period of twelve months following the date of this filing.

As of June 30, 2024, the Company is reliant on the Manager or its affiliates to finance its activities through capital contributions. The Company does also not expect to generate any income or cash flows from operations for the foreseeable future. There can be no assurance that the Manager or RSE Markets, Inc. will continue or have the ability to fund operations or provide financial support to the Company. If the Company does not continue to obtain financing from the Manager or RSE Markets, Inc. it will be unable to pay its obligations as they come due. As a result, these conditions raise substantial doubt about the Company's ability to continue as a going concern for the twelve months following the date of this filing.

The Company generated revenues directly attributable to certain Series. The Company accounts for revenues in accordance with ASC 606, Revenue from Contracts with Customers (as described in Note D – Revenue, Expense, and Cost Allocation Methodology). Each Series will continue to incur Operating Expense (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses) including, but not limited to professional fees, on an ongoing basis.

Cash on the books of each Series is reserved for funding of post-Closing Operating Expenses. During the Current Period, the Manager paid for the Operating Expenses related to the Company and any Series that has closed Offerings and elected not to be reimbursed. When the Manager pays for certain Operating Expenses related to a Series that have closed Offerings and elects not to be reimbursed, these payments are accounted for as capital contributions and are further described in Note B – Summary of Significant Accounting Policies – Operating Expenses.

Cash and Cash Equivalent Balances

As of the end of each of the Current Period and the Prior Year, the Company and the Series for which Closings had occurred, had total cash or cash equivalents balances as set forth below (see Consolidated Balance Sheets for details of each Series’ cash or cash equivalent balances for the Current and Prior Year):

Cash and Cash Equivalent Balance
	Current Period	Prior Year
Total Series Cash and Cash Equivalent Balance	$ 52,152	$ 51,935
RSE Innovation	$ 180	-
Total Cash Balance	$ 52,332	$ 51,935

Note: Only includes Series for which an Offering has closed. RSE Innovation cash balance represents loans or capital contributions to be used for future payment of Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses of our accompanying Notes to the Consolidated Financial Statements).

From time to time, Rally Holdings, affiliates of the Manager or third parties may make non-interest-bearing payments or loans to the Company to acquire an Underlying Asset prior to the Closing of an Offering for the respective Series. In such cases, the respective Series would repay any such non-interest-bearing payments or loans used to

acquire its respective Underlying Asset with proceeds generated from the Closing of the Offering for Interests of such Series.   No Series will have any obligation to repay a loan incurred by the Company to purchase an Underlying Asset for another Series.

See “Note A – Description of Organization and Business Operations – Liquidity and Capital Resources” of our accompanying Notes to the Consolidated Financial Statements for additional information.

Recent Developments

The following sets forth updated information with respect to events that have occurred subsequent to the Current Period.

Event	Description
Offerings Opened	0
Offerings Closed	0
Underlying Assets Purchased	0 Purchase Agreements signed 0 Purchase Option Agreements signed 0 Upfront Purchase Agreements signed
Underlying Assets Sold	0
Acquisition Expenses	$0

ITEM 2. OTHER INFORMATION

None.

IITEM 3.  FINANCIAL STATEMENTS

CONTENTS

PAGE

RSE INNOVATION, LLC AND VARIOUS SERIES:

Consolidated Balance Sheets

as of June 30, 2024 (unaudited) and December 31, 2023 (audited)F-1

Consolidated Statements of Operations

for the six months ended June 30, 2024 (unaudited) and 2023 (unaudited)F-3

Consolidated Statements of Members’ Equity/(Deficit)

for the six months ended June 30, 2024 (unaudited) and 2023 (unaudited)F-5

Consolidated Statements of Cash Flows

for the six months ended June 30, 2024 (unaudited) and 2023 (unaudited)F-6

Notes to Consolidated Financial Statements F-8

RSE INNOVATION, LLC

Consolidated Balance Sheets as of June 30, 2024 (unaudited)

	Series #URL2	Series #URL1	Series #MANTLE319	Series #URL5	Consolidated
Assets
Current Assets
Cash and Cash Equivalents	$ 831	$ 2,282	$ 47,538	$ 1,500	$ 52,332
Due From the Manager or its Affiliates	-	-	-	-	-
Prepaid Insurance	-	-	1,728	-	1,728
Accounts Receivable	1,030	5,416	-	64	6,510
Total Current Assets	1,862	7,698	49,266	1,564	60,570
Other Assets
Innovation Asset - Deposit	-	-	-	-	-
Innovation Asset - Owned	125,450	175,029	184,962	902,425	1,387,866
TOTAL ASSETS	$ 127,312	$ 182,727	$ 234,228	$ 903,989	$ 1,448,436

LIABILITIES AND MEMBERS' EQUITY / (DEFICIT)
Liabilities
Current Liabilities
Accounts Payable	$ -	$ -	$ 252	$ -	$ 252
Insurance Payable	-	-	-	-	-
Income Taxes Payable	69	522	-	12	602
Accrued Property Tax	-	-	122	-	122
Due to the Manager or its Affiliates	-	29	-	-	29
Total Liabilities	69	551	374	12	1,005
Member's Equity
Membership Contributions	126,350	176,625	232,500	903,925	1,439,400
Capital Contribution for Operating Expense	615	618	11,262	29	11,914
Distribution to RSE Innovation	-	-	-	-	-
Retained Earnings / (Accumulated Deficit)	278	4,934	(9,908)	23	(3,884)
Members' Equity	127,243	182,177	233,854	903,977	1,447,430
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 127,312	$ 182,727	$ 234,228	$ 903,989	$ 1,448,436

See accompanying notes, which are an integral part of these financial statements.

RSE INNOVATION, LLC

Consolidated Balance Sheets as of December 31, 2023 (audited)

	Series #URL2	Series #URL1	Series #MANTLE319	Consolidated (1)
Assets
Current Assets
Cash and Cash Equivalents	$ 900	$ 3,497	$ 47,538	$ 51,935
Due From the Manager or its Affiliates	-	-	-	-
Prepaid Insurance	-	-	732	732
Accounts Receivable	694	3,670	-	4,364
Total Current Assets	1,594	7,167	48,270	57,031
Other Assets
Innovation Asset - Deposit	-	-	-	-
Innovation Asset - Owned	125,450	175,029	184,962	485,441
TOTAL ASSETS	$ 127,044	$ 182,196	$ 233,232	$ 542,472

LIABILITIES AND MEMBERS' EQUITY / (DEFICIT)
Liabilities
Current Liabilities
Accounts Payable	$ -	$ -	$ 86	$ 86
Insurance Payable	-	-	-	-
Income Taxes Payable	68	1,215	-	1,283
Accrued Property Tax	-	-	-	-
Due to the Manager or its Affiliates	-	29	-	29
Total Liabilities	68	1,244	86	1,398
Members’ Equity
Membership Contributions	126,350	176,625	232,500	535,475
Capital Contribution for Operating Expense	487	446	7,230	7,375
Distribution to RSE Innovation	-	-	-	-
Retained Earnings / (Accumulated Deficit)	139	3,881	(6,584)	(1,776)
Members' Equity	126,976	180,952	233,146	541,074
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 127,044	$ 182,196	$ 233,232	$ 542,472

(1) The Members’ Equity section of the consolidated totals do not include the activity for Series #MANTLE319 for the period from January 1, 2023 to April 10, 2023 (see Note C – Related Party Transactions of our accompanying Notes to Consolidated Financial Statements for additional information).

See accompanying notes, which are an integral part of these financial statements.

RSE INNOVATION, LLC
Consolidated Statements of Operations

Six-Months Ended June 30, 2024 (unaudited)

	Series #URL2	Series #URL1	Series #MANTLE319	Series #URL5	Consolidated
Expenses, gains and losses
Revenue	$ 336	$ 1,746	$ -	$ 64	$ 2,146
Storage	-	-	-	-	-
Custodial Fees	-	-	-	-	-
Maintenance	-	-	(915)	-	(915)
Transportation	-	-	-	-	-
Bookkeeping and Accounting Fees	(127)	(127)	(127)	(29)	(412)
Ongoing Registrar Fees	-	(44)	-	-	(44)
Marketing Expense	-	-	-	-	-
Banking Fees	-	-	-	-	-
Property Tax	-	-	(122)	-	(122)
Utilities	-	-	(1,363)	-	(1,363)
Insurance	-	-	(861)	-	(861)
Gain on Sale	-	-	-	-	-
Loss on Sale	-	-	-	-	-
Loss on Impairment	-	-	-	-	-
Income / (Loss) Before Income Taxes	209	1,575	(3,389)	35	(1,571)
Provision for Income Taxes	(69)	(522)	-	(12)	(602)
Net Income / (Loss)	$ 140	$ 1,053	$ (3,389)	$ 23	$ (2,173)

Basic and Diluted (Loss) per Membership Interest	$ 0.01	$ 0.05	$ (0.07)	$ 0.00
Weighted Average Membership Interests	14,000	19,500	47,000	47,500

See accompanying notes, which are an integral part of these financial statements.

RSE INNOVATION, LLC
Consolidated Statements of Operations

Six-Months Ended June 30, 2023 (unaudited)

	Series #URL1	Series #URL2	Series #MANTLE319	Consolidated (1)
Revenue, expenses, gains and losses
Leasing Revenue	-	-	-	-
Storage	-	-	-	-
Custodial Fees	-	-	-	-
Maintenance	-	-	(695)	(614)
Appraisal and Valuation Fees	-	-	-	-
Bookkeeping and Accounting Fees	(123)	(123)	-	(246)
Ongoing Registrar Fees	-	-	-	-
Marketing Expense	-	-	-	-
Banking Fees	-	-	-	-
Property Tax	-	-	(234)	-
Insurance	-	-	(853)	(377)
Gain on Sale	-	-	-	-
Loss on Sale	-	-	-	-
Write-off of capitalized expense	-	-	-	(2,250)
Income / (Loss) Before Income Taxes	(123)	(123)	(1,782)	(3,487)
Provision for Income Taxes	-	-	-	-
Net Income / (Loss)	$(123)	$(123)	$(1,782)	$(3,487)

Basic and Diluted (Loss) per Membership Interest	$(0.01)	$(0.01)	$
Weighted Average Membership Interests	19,500	14,000

(1)The consolidated totals only include the operating results for Series #MANTLE319 for the period from April 11, 2023 to June 30, 2023 (see Note C – Related Party Transactions of our accompanying Notes to Consolidated Financial Statements for additional information).

See accompanying notes, which are an integral part of these financial statements.

RSE INNOVATION, LLC

Consolidated Statements of Members’ Equity / (Deficit)

Six-Months Ended June 30, 2024 and 2023 (unaudited)

	Series #URL2	Series #URL1	Series #MANTLE319	Series #URL5	Consolidated
Balance January 1, 2024	$ 126,976	$ 180,952	$ 233,146	$ -	$ 541,074
Distribution	-	-	65	-	65
Membership Contributions	-	-	-	903,925	903,925
Capital Contribution for Operating Expenses	127	172	4,031	29	4,539
Distribution to RSE Innovation					-
Distribution to Series					-
Net Income / (Loss)	140	1,053	(3,389)	23	(2,173)
Balance June 30, 2024	$ 127,243	$ 182,177	$ 233,854	$ 903,977	$ 1,447,430

	Series #URL1	Series #URL2	Series #MANTLE319	Consolidated (1)
Balance January 1, 2023	$176,625	$126,350	$408	$327,975
Distribution	-	-	-	(25,000)
Membership Contributions	-	-	-	-
Capital Contribution for Operating Expenses	123	123	2,804	5,098
Capital Contribution for shortfall at Offering close	-	-	-	-
Distribution to RSE Innovation	-	-	-	-
Distribution to Series	-	-	-	-
Net Income / (Loss)	(123)	(123)	(1,782)	(3,487)
Balance June 30, 2023	$176,625	$126,350	$1,430	$304,585

(1) The consolidated totals for the period ended June 30, 2023 do not include the activity for Series #MANTLE319 for the period from January 1, 2023 to April 10, 2023 and do not include any activity for Series #MANTLE319 for the year ended December 31, 2022 (see Note C – Related Party Transactions of our accompanying Notes to Consolidated Financial Statements for additional information).

See accompanying notes, which are an integral part of these financial statements.

RSE INNOVATION, LLC

Consolidated Statements of Cash Flows

Six-Months Ended June 30, 2024 (unaudited)

	Series #URL2	Series #URL1	Series #MANTLE319	Series #URL5	Consolidated
Cash Flows from Operating Activities:
Net (Loss) / Income	$ 140	$ 1,053	$ (3,389)	$ 23	$ (2,173)
Adjustments to reconcile net (loss) cash
Expenses Paid by Manager and Contributed to the Company / Series	127	172	4,031	29	4,539
(Gain) / Loss on sale of Asset	-	-	-	-	-
Impairment loss on Innovation asset	-	-	-	-	-
Prepaid Insurance	-	-	(996)	-	(996)
Accounts Receivable	(336)	(1,746)	-	(64)	(2,146)
Accounts Payable	-	-	166	-	166
Insurance Payable	-	-	-	-	-
Deferred Revenue	-	-	-	-	-
Income Taxes Payable	-	(694)	-	12	(680)
Accrued Property Tax	-	-	122	-	122
Due from the Manager or its Affiliates	-	-	-	-	-
Due to the Manager or its Affiliates	-	-	65	-	65
Net cash (used in) / provided by operating activities	(69)	(1,215)	-	-	(1,103)
Cash flow from investing activities:
Deposits on Innovation asset	-	-	-	-	-
Investment in Innovation asset	-	-	-	(189,925)	(189,925)
Proceeds from Disposition of Asset	-	-	-	-	-
Cash used in investing activities	-	-	-	(189,925)	(189,925)

Cash flow from financing activities:
Proceeds from sale of membership interests	-	-	-	191,425	191,425
Proceeds on borrowings from manager and affiliates, net of repayments	-	-	-	-	-
Distribution to the Manager or its Affiliates	-	-	-	-	-
Contribution from Series to RSE Innovation	-	-	-	-	-
Capital Contribution	-	-	-	-	-
Contribution by Manager for future operating expenses	-	-	-	-	-
Distribution of Gain on sale of assets to Shareholders	-	-	-	-	-
Cash provided by / (used in) financing activities	-	-	-	191,425	191,425

Net change in cash	(69)	(1,215)	0	1,500	397
Cash beginning of period	900	3,497	47,538	-	51,935
Cash end of period	$ 831	$ 2,282	$ 47,538	$ 1,500	$ 52,332
Supplemental Cash Flow Information:
Membership Interests issued to Asset Seller as consideration				712,500	$ 712,500

See accompanying notes, which are an integral part of these financial statements.

RSE INNOVATION, LLC

Consolidated Statements of Cash Flows

Six-Months Ended June 30, 2023 (unaudited)

	Series #URL1	Series #URL2	Series #MANTLE319	Consolidated (1)
Cash Flows from Operating Activities:
Net (Loss) / Income	$(123)	$(123)	$(1,782)	$(3,487)
Adjustments to reconcile net (loss) cash
Expenses Paid by Manager and Contributed to the Company / Series	123	123	2,804	2,617
(Gain) / Loss on sale of Asset	-	-	-	-
Write-off of capitalized expense	-	-	-	2,250
Prepaid Insurance	-	-	(904)	(1,380)
Accounts Receivable	-	-	-	-
Accounts Payable	-	-	115	180
Insurance Payable	-	-	-	-
Deferred Revenue	-	-	-	-
Income Taxes Payable	-	-	-	-
Accrued Property Tax	-	-	(234)	-
Due from the Manager or its Affiliates	-	-	-	25,000
Due to the Manager or its Affiliates	-	-	-	-
Net cash (used in) / provided by operating activities	-	-	-	25,180
Cash flow from investing activities:
Deposits on Innovation asset	-	-	-	-
Investment in Innovation asset	-	-	-	-
Proceeds from Disposition of Asset	-	-	-	-
Cash used in investing activities	-	-	-	-

Cash flow from financing activities:
Proceeds from sale of membership interests	-	-	-	-
Proceeds on borrowings from manager and affiliates, net of repayments	-	-	-	-
Distribution to the Manager or its Affiliates	-	-	-	(25,000)
Contribution from Series to RSE Innovation	-	-	-	-
Capital Contribution	-	-	-	-
Contribution by Manager for future operating expenses	-	-	-	-
Distribution of Gain on sale of assets to Shareholders	-	-	-	-
Cash provided by / (used in) financing activities	-	-	-	(25,000)
Net change in cash	-	-	-	180
Cash beginning of period	1,625	900		2,525
Cash end of period	$1,625	$900	$-	$2,705
Supplemental Cash Flow Information:
Membership Interests issued to Asset Seller as consideration				$-
Forgiveness of amounts due to manager and Contributed to the Company/Series				$2,250
Transfer of Series #MANTLE319 for amounts due to the Manager or its Affiliates			$184,961	$184,961

(1) The consolidated totals only include the activity for Series #MANTLE319 for the period from April 11, 2023 to June 30, 2023 (see Note C – Related Party Transactions of our accompanying Notes to Consolidated Financial Statements for additional information).

See accompanying notes, which are an integral part of these financial statements.

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE A - DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

RSE Innovation, LLC (the “Company,” “RSE Innovation,” “we,” “us,” or “our”) is a Delaware series limited liability company formed on May 20, 2020. The Company’s core business is the identification, acquisition, marketing and management of certain assets anticipated to generate revenue streams, collectively referred to as “Innovation Assets” or the “Asset Class,” for the benefit of the investors. The Company is wholly owned and managed by RSE Innovation Manager, LLC, a Delaware limited liability company (the “Manager”). The Manager is a single-member Delaware limited liability company wholly owned by Rally Holdings LLC (“Rally Holdings”). Rally Holdings is a single-member Delaware limited liability company wholly owned by RSE Markets, Inc., a Delaware corporation (“RSE Markets”). RSE Markets was the manager of the Company and served as the asset manager until March 26, 2021, at which point RSE Innovation Manager, LLC and Rally Holdings replaced RSE Markets as Manager and Asset Manager, respectively. Rally Holdings is a technology and marketing company that operates the Rally Rd.™ platform (the “Platform”) and manages the Company, through the Manager, and the assets owned by certain series of the Company in its role as the asset manager of each Series. DomainX, LLC, a Wyoming limited liability company (“DomainX”) serves as asset manager with respect to Series #URL5 and Series #URL6. The relevant asset manager of each series is at times referred to herein as the “Asset Manager.”

The Company issues membership interests (the “Interests”) in a number of separate individual series (each, a “Series”) of the Company (each, an “Offering”). There will be a separate closing with respect to each Offering (each, a “Closing”). Each Series will own a unique Innovation Asset (an “Underlying Asset”) and the assets and liabilities of each Series will be separate in accordance with Delaware law. A purchaser of Interests (an “Investor”) in any Series acquires a proportional share of assets, liabilities, profits, and losses as they pertain to a particular Series, and the sole assets and liabilities of any given Series at the time of an Offering related to that particular Series is a single Underlying Asset (plus any cash reserves for future Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses) as well as certain liabilities related to expenses pre-paid by Rally Holdings. Any individuals, dealers or auction company which owns an Underlying Asset prior to a purchase of an Underlying Asset by the Company in advance of a potential Offering or the Closing of an Offering from which proceeds are used to acquire the Underlying Asset are referred to as “Asset Sellers.” “Current Period” refers to the time period between January 1, 2024 and June 30, 2024. “Prior Period” refers to the time period between January 1, 2023 and June 30, 2023. “Prior Year” refers to the time period between January 1, 2023 and December 31, 2023.

All voting rights, except as specified in the Operating Agreement or required by law, remain with the Manager (e.g., determining the type and quantity of general maintenance and other expenses required for the appropriate upkeep of each Underlying Asset, determining how to best commercialize the applicable Underlying Assets, evaluating potential sale offers and the liquidation of a Series). The Manager manages the ongoing operations of each Series in accordance with the Operating Agreement.

OPERATING AGREEMENT

General:

In accordance with the Operating Agreement, each Investor in a Series grants a power of attorney to the Manager. The Manager has the right to appoint officers of the Company and each Series.

Operating Expenses:

After the Closing of an Offering, each Series is responsible for its own Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses). Prior to the Closing, Operating Expenses are borne by the Manager or Rally Holdings and not reimbursed by the economic members of a particular Series. Should post-Closing Operating Expenses exceed revenues or cash reserves, the Manager or the Asset Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the Series and be entitled to reimbursement of such amount from future revenues generated by the Series (the “Operating Expenses Reimbursement Obligation(s)”), on which the Manager or the Asset Manager may impose a rate of interest, and/or (c) cause additional Interests to be issued in order to cover such additional amounts, which Interests may be issued to existing or new Investors, and may include the Manager or its affiliates or the Asset Manager.

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE A - DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (CONTINUED)

Fees:

Sourcing Fee: The Manager expects to receive a fee, as determined by the Manager, at the Closing of each successful Offering for its services of sourcing the Underlying Assets (the “Sourcing Fee”), which may be waived by the Manager in its sole discretion. The amount of the maximum Sourcing Fee is determined by the Manager in its sole discretion and generally is calculated by reference to the difference between the Manager's estimate of the fair market value of the Underlying Asset at or prior to the time of an Offering (which estimate is based on the Manager's experience with assets in the same or a similar asset class, the value of comparable assets and other factors) and the purchase price that the Manager negotiated for the acquisition of the Underlying Asset. Any amount paid to the Manager as the Sourcing Fee in connection with an Offering is not capitalized as a cost of the related Underlying Asset but is instead recorded as a cost of the Offering.

Brokerage Fee:  With respect to Offerings, the broker of record (the “BOR”) received a fee (the “Brokerage Fee”) of 1.0% of the cash proceeds from the Offering for facilitating the sale of securities.

Custody Fee: Throughout the Prior Year, the custodian of Interests (the “Custodian”) was DriveWealth, LLC (“DriveWealth”). With respect to Offerings for which DriveWealth served as Custodian, DriveWealth received a fee equal to the greater of (i) 0.75% on Interests sold in an Offering and (ii) $500 (the “Custody Fee”). NCPS became the Custodian beginning January 2, 2024. NCPS, as Custodian, will not receive any compensation directly related to the Offering of any particular Series, but will instead receive an account opening fee and annual account maintenance fee with respect to each individual Investor.

Free Cash Flow Distributions:

At the discretion of the Manager, a Series may make distributions of Free Cash Flow (as described in Note E – Free Cash Flow Distributions and Management Fees) to both the holders of economic Interests in the form of a dividend and the Manager in the form of a Management Fee (as described in Note E – Free Cash Flow Distributions and Management Fees).

In the case that Free Cash Flow (as described in Note E – Free Cash Flow Distributions and Management Fees) is available for distribution and such distributions are made, at the sole discretion of the Manager, the Investors will receive no less than 50% of Free Cash Flow available for distribution and the Manager will receive up to 50% of Free Cash Flow available for distribution in the form of a Management Fee (as described in Note E – Free Cash Flow Distributions and Management Fees) for management of the applicable Underlying Asset. The Management Fee is accounted for as an expense to the relevant Series rather than a distribution from Free Cash Flow.

Success Fee:

Upon the sale of an Underlying Asset associated with a Series whose initial Offering commenced on or after January 1, 2023, if the Capital Proceeds, as defined in the Operating Agreement, are greater than an amount equal to 110% of the Offering Amount of the Series, as defined in the Operating Agreement, then the Asset Manager shall be entitled to be paid by the Series an amount (the “Success Fee”) calculated as follows:

•If the Capital Proceeds are equal to an amount greater than 110% of the Offering Amount of the related Series but less than or equal to 120% of the Offering Amount of such Series, then the Success Fee shall be an amount equal to 10% of the amount by which the Capital Proceeds exceed 110% of the Offering Amount; or

•If the Capital Proceeds are equal to an amount greater than 120% of the Offering Amount of the related Series, then the Success Fee shall be an amount equal to the sum of one percent (1%) of the Offering Amount plus twenty percent (20%) of the amount by which the Capital Proceeds exceed 120% of the Offering Amount.

The Asset Manager may, in its sole discretion, waive any or all of the Success Fee.

Other:

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE A - DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (CONTINUED)

The Manager is responsible for covering its own expenses. Certain of the Underlying Assets are self-insured by the Series that owns the underlying asset, Rally Holdings and the Manager, and all take the full risk of loss on these Underlying Assets.

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE A - DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (CONTINUED)

LIQUIDITY AND CAPITAL RESOURCES

Historically, the Company and the Series finance their business activities through capital contributions from the Manager or its affiliates and from members to the individual Series. Until such time as any Series has the capacity to generate income, cash flows from operations, or excess proceeds from Offerings, the Manager may cover any deficits through additional capital contributions or the issuance of additional Interests in any individual Series. In addition, parts of the proceeds of future Offerings may be used to create reserves for future Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses) for individual Series once the Offerings are closed at the sole discretion of the Manager.

During the Current Period, Series #URL2, Series #URL1 and Series #URL5 generated net income and have sufficient cash and cash equivalent balances as of June 30, 2024 to fund their operations and continue as a going concern for a period of twelve months following the date of this filing. The Offering for Series #MANTLE319 generated excess cash such that Series #MANTLE319 will also have sufficient cash and cash equivalents as of June 30, 2024 to fund its operations and continue as a going concern for a period of twelve months following the date of this filing.

As of the end of the Current Period, the Company is reliant on the Manager or its affiliates to finance its activities through capital contributions. The Company does also not expect to generate any income or cash flows from operations for the foreseeable future. There can be no assurance that the Manager or RSE Markets, Inc. will continue or have the ability to fund operations or provide financial support to the Company. If the Company does not continue to obtain financing from the Manager or RSE Markets, Inc. it will be unable to pay its obligations as they come due. As a result, these conditions raise substantial doubt about the Company's ability to continue as a going concern for the twelve months following the date of this filing.

The Company generated revenues directly attributable to certain Series. The Company accounts for revenues in accordance with ASC 606, Revenue from Contracts with Customers (as described in Note D – Revenue, Expense and Cost Allocation Methodology). Each Series will continue to incur Operating Expense (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses) including, but not limited to professional fees, on an ongoing basis.

Cash on the books of the Company is reserved for funding future pre-Closing Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses) or Acquisition Expenses (as described in Note B – Summary of Significant Accounting Policies – Capital Assets), as the case may be. Cash on the books of each Series is reserved for funding of post-Closing Operating Expenses. During the Current Period, the Manager paid for the Operating Expenses related to the Company and any Series that has closed Offerings and elected not to be reimbursed. When the Manager pays for certain Operating Expenses related to a Series that have closed Offerings and elects not to be reimbursed, these payments are accounted for as capital contributions and are further described in Note B – Summary of Significant Accounting Policies – Operating Expenses.

INITIAL OFFERINGS

All Series for which a closing had occurred as of the date of the financial statements that had commenced operations were capitalized and had assets. Additionally, various Series have liabilities. The table outlined in Note B – Summary of Significant Accounting Policies – Members’ Equity outlines all Offerings for which a Closing has occurred during the Current Period and the Prior Period.

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Any Offerings that have closed as of the date of the financial statements were conducted in accordance with Tier 2 of Regulation A and qualified under an Offering Statement. Upon the closing of a Series Offering, separate financial statements are presented for each such Series and each is consolidated in the financial statements of the Company after eliminating inter-company balances and transactions. In cases where an Underlying Asset is transferred to the Series in advance of the launching of the related Offering, as in the case of Series #MANTLE319 (see Note C – Related Party Transactions of our accompanying Notes to Consolidated Financial Statements for additional information), separate financial statements are presented for such Series before the closing of the related Offering. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included.

2.Use of Estimates:

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near-term due to one or more future confirming events.  Accordingly, the actual results could differ significantly from our estimates.

3.Cash and Cash Equivalents:

The Company considers all short-term investments with an original maturity of three months or less when purchased, or otherwise acquired, to be cash equivalents.

4.Accounts Receivable:

Accounts receivable consist of trade receivables from customers. We record accounts receivable at its net realizable value, recognizing an allowance for doubtful accounts based on our best estimate of expected credit losses on our existing accounts receivable. Balances are written off against the allowance after all means of collection have been exhausted and the possibility of recovery is considered remote. The current expected credit loss (“CECL”) model under Accounting Standards Codification (ASC) 326 requires an estimation of expected credit losses over the life of a financial instrument, taking into consideration historical experience, current conditions, and reasonable and supportable forecasts. Management has reviewed comprehensive historical data, any relevant economic indicator, and estimated our estimated credit loss based off these probabilities. As of the end of the Current Period and Prior Period, we recorded consolidated accounts receivable, net allowance for doubtful accounts as below:

Accounts Receivable
Current Period	$6,510
Prior Period	-

5.Offering Expenses:

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Offering expenses (the “Offering Expenses”) related to the Offering for a specific Series consist of underwriting, legal, accounting, escrow, compliance, filing and other expenses incurred through the balance sheet date that are directly related to a proposed Offering and will generally be charged to members’ equity upon the completion of the proposed Offering. Expenses that are incurred prior to the Closing of an Offering for such Series that are funded by the Manager and will generally be reimbursed through the proceeds of the Offering related to the Series. However, the Manager has agreed to pay and not be reimbursed for Offering Expenses incurred with respect to the Offerings for all Series that have had a Closing as of the date of the financial statements and potentially other future Offerings.

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

6.Operating Expenses:

Operating Expenses (as described below) related to a particular Underlying Asset include asset verification, storage, marketing costs, maintenance, utilities, insurance, property tax (other than the initial transportation from the Underlying Asset’s location to the Manager’s storage facility prior to the Offering, which is treated as an Acquisition Expense (as described in Note B – Summary of Significant Accounting Policies – Capital Assets), cloud storage, bookkeeping and accounting fees, custodial fees and other Underlying Asset specific expenses as detailed in the Manager’s allocation policy, together the “Operating Expenses”.  We distinguish between pre-Closing and post-Closing Operating Expenses. Operating Expenses are expensed as incurred.

Except as disclosed with respect to any future Offering, expenses of this nature that are incurred prior to the Closing of an Offering of Series of Interests, are funded by the Manager and are not reimbursed by the Company, the Series or economic members. Expenses in this case are treated as capital contributions from the Manager to the Company or Series and are summarized in the table below.

Period	Pre-Closing Operating Expense Capital Contributions	Post-Closing Operating Expense Capital Contributions	Total
Current Period	$180	$4,359	$4,539
Prior Period	$5,235	$246	$5,098

During the Current Period and Prior Period, the Company incurred pre-Closing Operating Expenses and individual Series that had closed Offerings incurred post-Closing Operating Expenses not including gains/(loss) on sale and investment income as presented in the Consolidated Statements of Operations.

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

7.Capital Assets:

Underlying Assets are recorded at cost. The cost of the Underlying Assets includes the purchase price, including any deposits for the Underlying Asset funded by the Manager, capitalized costs which include capitalized improvement costs and “Acquisition Expenses,” which include acquisition costs for pre-purchase inspection, pre-Offering refurbishment, or other costs as detailed in the Manager’s allocation policy.

The Company treats Underlying Assets as collectible and, therefore the Company will not depreciate or amortize the Underlying Assets going forward. The Underlying Assets are considered long-lived assets as well as indefinite lived intangible assets and will be subject to an annual test for impairment. These Underlying Assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the fair value of the asset. An impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company did not recognize any impairment charges during the Current Period or the Prior Period.

The Underlying Assets are initially purchased by the Company, either prior to launching an Offering or through the exercising of a purchase option simultaneous with the Closing of an Offering for a particular Series. At Closing of an Offering for a Series of Interests the Underlying Assets, including capitalized Acquisition Expenses, are then transferred to the Series, unless an Underlying Asset is transferred to the Series in advance for the launching of an Offering, as in the case of Series #MANTLE319. Underlying Assets are transferred at cost less any impairment, and the Company receives cash from the Series from the proceeds of the Offering. The Company uses the proceeds of the transfer to pay off any debt or amounts owed under purchase options and Acquisition Expenses. Acquisition Expenses related to a particular Series, which are incurred prior to the Closing of an Offering are initially funded by the Manager but will be reimbursed with the proceeds from an Offering related to such Series, to the extent described in the applicable Offering document. The Company does, however, retain additional cash from the proceeds of the Offering on the Series balance sheet to cover Acquisition Expenses that are anticipated prior to the Closing but incurred after the Closing of an Offering. Acquisition Expenses are capitalized into the cost of the Underlying Asset as per the table below. The Series uses the remaining cash to repay any accrued interest on loans or marketing expenses related to the preparation of the marketing materials for a particular Offering, by distributing the applicable amount to the Company, accounted for as “Distribution to RSE Innovation” on the balance sheet. Furthermore, the Series distributes the appropriate amounts for Brokerage Fee, the Custody Fee and, if applicable, the Sourcing Fee using cash from the Offering. Should a proposed Offering prove to be unsuccessful, the Company will not reimburse the Manager and these expenses will be accounted for as capital contributions, and the Acquisition Expenses will be expensed.

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company, through non-interest-bearing payments from the Manager or loans from officers of the Manager and third parties, has acquired Underlying Assets since the beginning of the Prior Period. For all Innovation Assets held as of the end of the Current Period and Prior Period, the following table presents all costs capitalized of Underlying Assets during the Current Period and Prior Period.

Capitalized Costs
Applicable Series		Purchase Price / Down payment	Capitalized Costs	Total
#URL2	(1)	$ 125,000	$ 450	$ 125,450
#URL1	(1)	175,000	29	175,029
#MANTLE319	(1)	176,369	8,593	184,962
#URL5	(1)	902,425	$ -	902,425
Total - Current Period		$ 1,378,794	$ 9,072	$ 1,387,866
Total Prior Year		$ 476,369	$ 9,072	$ 485,441

(1)Offering for Series Interests closed as of the end of the Current Period and Underlying Asset owned by applicable Series.

(1)

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

7.Members’ Equity:

Members’ equity for the Company and any Series consists of Membership Contributions, Capital Contributions, Distributions and Retained Earnings / (Accumulated Deficit).

Membership Contributions are made to a Series from a successful Closing of an Offering and are calculated by taking the amount of Interests sold in an Offering, net of Brokerage Fee, Custody Fee and Sourcing Fee as shown in the table below. In the case of a particular Offering, the Brokerage Fee, the Custody Fee and Sourcing Fee (which may be waived by the Manager) related to the Offering are paid from the proceeds of the successfully closed Offering. These expenses will not be incurred by the Company, the applicable Series or the Manager, if an Offering does not close as of the end of the Current Period. The Interests that are issued by each individual Series do not provide the investors with any voting rights in the Series other than those detailed in the Company’s Operating Agreement. All of the control and operating decisions relating to the operations of a Series are held by the Manager in accordance with the terms of the Operating Agreement.

Capital Contributions are made by the Manager to cover Operating Expenses for which the Manager has elected not to be reimbursed. In addition, in the case of a Closing for which a deficiency of offering proceeds over the required cash outlays exists, the Manager will make an additional capital contribution to the Series to cover any such deficiencies.

The table below outlines Membership Interests, Membership Contributions and Uses for closed Offerings:

Membership Contribution and Uses at Closing as of the Current Period
Applicable Series	Closing Date	Membership Interests Outstanding	Membership Interests (1)	Brokerage Fee	Sourcing Fee	Custody Fee	Distribution	Total
#URL2	2/3/2022	14,000	$ 140,000	$ 1,400	$ 11,200	$ 1,050	$ -	$ 126,350
#URL1	3/23/2022	19,500	195,000	1,950	14,963	1,463	-	176,625
#MANTLE319	11/13/2023	47,000	329,000	3,290	90,742	2,467	-	232,500
#URL5	5/21/2024	47,500	950,000	9,500	36,575	-	-	903,925
Total		128,000	$ 1,614,000	$ 16,140	$ 153,480	$ 4,980	$ -	$ 1,439,400

Note: represents Membership Contributions net of Brokerage Fee, Sourcing Fee and Custody Fee at the Closing of the Offering for the respective Series.

(1)Includes Membership Interests issued to Asset Seller

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

8.Income taxes:

Each Series has elected and qualifies to be taxed as a corporation under the Internal Revenue Code of 1986 (the “Code”), and the Company intends that each future Series will elect and qualify to be taxed as a corporation under the Code.  Each separate Series intends to be accounted for as described in ASC Topic 740,” Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. There were no uncertain tax positions as of the end of the Current Period.

The Company has elected to be taxed as a “disregarded entity” for federal income tax purposes and will not make any election or take any action that could cause it to be separately treated as an association taxable as a corporation under Subchapter C of the Code. Therefore, the Company is a pass-through entity and is not a tax paying entity for federal income tax purposes. Instead, the member is liable for income tax on its respective shares of taxable income.

9.Earnings (loss) / income per membership Interest:

Upon completion of an Offering, each Series intends to comply with the accounting and disclosure requirements of ASC Topic 260, "Earnings per Share." For each Series, earnings (loss) / income per membership interest (“EPMI”) will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding Interests in that particular Series during the period.

10.Recently adopted accounting guidance:

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. Topic 326 requires the immediate recognition of estimated credit losses that are expected to occur over the life of many financial assets. The new model, referred to as the current expected credit losses ("CECL") model, applies to: (1) financial assets subject to credit losses and measured at amortized cost, and (2) certain off-balance sheet credit exposures. This includes loans, held-to-maturity debt securities, loan commitments, financial guarantees, and net investments in leases, as well as trade receivables.

The Company adopted the standard effective January 1, 2023 and there was no material impact to the financial statements.

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE C - RELATED PARTY TRANSACTIONS

Series Members

The managing member of the Company is the Manager. The Company will admit additional members to each of its Series through the Offerings of Interests in each Series. By purchasing an Interest in a Series of Interests, the Investor is admitted as a member of the Series and will be bound by the Operating Agreement. Under the Operating Agreement, each Investor grants a power of attorney to the Manager. The Operating Agreement provides the Manager with the ability to appoint officers and Advisory Board members.

Officer and Affiliate Loans

From time to time, affiliates of the Manager and their individual officers may make loans to the Company to facilitate the purchase of Underlying Assets prior to the Closing of a Series’ Offering.  It is anticipated that each of the loans and related interest will be paid by the Company through proceeds of the Offering associated with a Series. Because the Series will repay the Company and other parties, such as the Manager, the BOR and the Custodian and their respective affiliates, from the proceeds of a closed Offering, it is anticipated that no Series will bear the economic effects of any loan made to purchase another Underlying Asset. There were no loans from affiliates of the Manager during the Current Period and the Prior Period.

From time to time Rally Holdings, affiliates of the Manager or third parties may make non-interest-bearing loans to the Company to acquire an Underlying Asset prior to the Closing of an Offering for the respective Series. In such cases, the respective Series would repay any such non-interest-bearing loans used to acquire its respective Underlying Asset with proceeds generated from the Closing of the Offering for Interests of such Series. No Series will have any obligation to repay a loan incurred by the Company to purchase an Underlying Asset for another Series.

Transfer of Series #MANTLE319

During the Prior Period, ownership of a Series containing an Underlying Asset with a total carrying value of $176,369 that was initially purchased by RSE Portfolio, LLC, a related entity, from third-party sellers was transferred to the Company on April 11, 2023. The transaction was accounted for in accordance with ASC 805-50, Transactions Between Entities Under Common Control. As a result, the financial information of the individual Series #MANTLE319 has been presented herein commencing from June 1, 2022, the date the Series #MANTLE319 acquired the Underlying Asset. Since this transaction was accounted for as an acquisition of an asset, the financial information for Series #MANTLE319 prior to the transfer date of the Series, April 11, 2023, is not included in any consolidated total amount. Accordingly, financial information presented for the period January 1, 2023 to April 10, 2023 is included in Series #MANTLE319 financial statements but is excluded in the consolidated financial information presented for the Company. On the date of transfer, Capital Contribution of $3,026 and Accumulated Deficit of $2,618 were transferred to the Company along with the ownership of the Underlying Asset resulting in $408 of equity balance at the beginning of the Prior Period for the Underlying Asset. The following balances were also transferred to the Company: Prepaid Insurance of $707, Accounts Payable of $65, Accrued Property Tax of $234 and Due to the Manager or its Affiliates of $184,962. Under the terms of the transfer agreement all rights, titles and interests along with any liabilities or obligations associated with these Underlying Assets were transferred to the Company.

As of the end of the Current Period and Prior Year, amounts outstanding due to Manager and affiliates are shown as below:

Period	Due to the Manager and its Affiliates
Current Period	$ 29
Prior Year	$ 29

The following table sets forth affiliated entities with greater than ten percent of any Series as of June 30, 2024:

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE C - RELATED PARTY TRANSACTIONS (CONTINUED)

Title of Class	Beneficial Owner	Number of Interests Owned	Percent of Class
#URL2	DomainX, LLC	4,900	35%
#URL2	Jack Smith	1,400	10%
#URL1	DomainX, LLC	14,195	73%
#MANTLE319	Stone Ridge Asset Management	19,749	42%
#URL5	DomainX, LLC	35,625	75%

The Manager entered into a Domain Name Management Agreement with DomainX, LLC, dated August 16, 2021, pursuant to which DomainX, LLC provides services for generating revenues for certain domain names, including those owned by Series #URL1, Series #URL2 and Series #URL5. During the Current Period, all revenues reported by Series #URL2, Series #URL1 and Series #URL5 were generated as a result of this agreement.

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE D - REVENUE, EXPENSE AND COST ALLOCATION METHODOLOGY

Overview of Revenues

The Company accounts for revenues in accordance with ASC 606, Revenue from Contracts with Customers, and its related amendments. We recognize revenue when control of contracted services or product is transferred to a third-party in an amount that reflects the consideration we expected to be entitled in exchange for a service or product. We determine revenue recognition through the following steps:

•identification of a contract with a customer;

•identification of the performance obligations in the contract;

•determination of the transaction price;

•allocation of the transaction price to the performance obligations in the contract; and

•recognition of revenue when or as the performance obligations are satisfied.

Underlying Assets can generate revenue through leasing or licensing and royalties arrangements, from sponsorship and advertising or through asset merchandising as follows:

•Asset Leasing: renting the Underlying Asset to a third party over a defined period of time for the payment of fees, typically on a monthly basis based on a signed agreement. Revenue recognition is based solely on contractual payments and any upfront fees can result in deferred revenues.

•Licensing & Royalties: granting the right for third parties to display, perform or access the Underlying Asset for a fixed fee or a fee calculated as a percentage of the revenue generated by such activities.

•Sponsorship & Advertising: enabling third-party brands to display advertising on or in connection with the Underlying Asset for the payment of fees, typically on a Cost per Impression (CPM), Cost per Click (CPC), or Cost per Action (CPA) basis, or whether depending on the terms of the arrangement.

•Asset Merchandising: selling goods or services related to the Underlying Asset.

During the Current Period, certain Series generated revenues through advertising from a domain parking arrangement as below:

Series	Revenues during the Current Period
#URL2	$336
#URL1	$1,746
#URL5	$64
Total	$2,146

     Overview of Costs and Expenses

The Company distinguishes costs and expenses between those related to the purchase of a particular Underlying Asset and Operating Expenses related to the management of such an Underlying Asset.

Fees and expenses related to the purchase of an Underlying Asset include, Acquisition Expenses. Other fees are incurred upon the Closing of an Offering and include Offering Expenses, Brokerage Fees, Custody Fees, and Sourcing Fees.

Within Operating Expenses, the Company distinguishes between Operating Expenses incurred prior to the Closing of an Offering and those incurred after the Closing of an Offering. Although these pre- and post- Closing Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses) are similar in nature and are associated with a Series, pre-Closing Operating Expenses are borne by the Manager and are not expected to be reimbursed by the Company or the economic members. Post-Closing Operating Expenses are the responsibility of each Series of Interest and may be financed through (i) revenues generated by the Series or cash reserves at the Series or (ii) contributions made by the Manager, for which the

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE D - REVENUE, EXPENSE AND COST ALLOCATION METHODOLOGY (CONTINUED)

Manager does not seek reimbursement or (iii) loans by the Manager, for which the Manager may charge a rate of interest or (iv) issuance of additional Interest in a Series (at the discretion of the Manager).

If the Operating Expenses of a particular Series exceed the amount of reserves retained by or revenues generated from the applicable Underlying Asset, the Manager or the Asset Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to such Series, on which the Manager or the Asset Manager may impose a reasonable rate of interest, which shall not be lower than the Applicable Federal Rate (as defined in the Internal Revenue Code), and be entitled to reimbursement of such amount from future revenues generated by the applicable Underlying Asset (an “Operating Expenses Reimbursement Obligation”), or (c) cause additional Interests to be issued in the applicable Series in order to cover such additional amounts. In connection with the allocation of Operating Expenses to the various Series, the Manager will periodically (and no less than semiannually) review Series’ ability to pay their Operating Expenses. Based on that review, the Manager will determine the method by which such Operating Expenses will be paid, including whether any Operating Expenses Reimbursement Obligations will be incurred.

Allocation Methodology

Allocation of revenues and expenses and costs will be made amongst the various Series in accordance with the Manager's allocation policy. The Manager's allocation policy requires items that are related to a specific Series to be charged to that specific Series. Items not related to a specific Series will be allocated pro rata based upon the value of the Underlying Assets or the number of Underlying Assets, as stated in the Manager’s allocation policy and as determined by the Manager. The Manager may amend its allocation policy at its sole discretion from time to time.

Allocation Methodology or Description by Category

•Revenue: Certain Series have generated revenues directly attributable to their Underlying Assets to date. Revenues are accounted for in accordance with ASC 606, Revenue from Contracts with Customers.

•Offering Expenses: Offering Expenses, other than those related to the overall business of the Manager (as described in Note B – Summary of Significant Accounting Policies – Offering Expenses) are funded by the Manager and generally reimbursed through the Series proceeds upon the Closing of an Offering. Offering Expenses are charged to a specific Series.

•Acquisition Expenses: Acquisition Expenses (as described in Note B – Summary of Significant Accounting Policies – Capital Assets), are typically funded by the Manager, and reimbursed from the Series proceeds upon the Closing of an Offering. Unless, to the extent that certain Acquisition Expenses are anticipated prior to the Closing, but incurred after the Closing of an Offering, for example identification fees, in which case, additional cash from the proceeds of the Offering will be retained on the Series balance sheet to cover such future anticipated Acquisition Expenses after the Closing of the Offering. Acquisition Expenses incurred are specific to and are capitalized into the cost of the Underlying Asset on the balance sheet of the Company and subsequently transferred to the Series upon Closing of the Offering for the Series Interests.

•Sourcing Fee / Losses: The Sourcing Fee is paid to the Manager from the Series proceeds upon the Closing of an Offering (as described in Note B – Summary of Significant Accounting Policies – Members’ Equity) and is charged to the specific Series. Losses incurred related to closed Offerings, due to shortfalls between proceeds from closed Offerings and costs incurred in relation to these Offerings are charged to the specific Series but are reimbursed by the Manager and accounted for as capital contributions to the Series (as described in Note B – Summary of Significant Accounting Policies – Capital Assets).

•Brokerage Fee: The Brokerage Fee is paid to the BOR from the Series proceeds upon the Closing of an Offering (as described in Note B – Summary of Significant Accounting Policies – Members’ Equity) and is charged to the specific Series.

•Custody Fee: DriveWealth served as the Custodian throughout the Prior Year. For all offerings for which DriveWealth served as Custodian, the Custody Fee was paid from the proceeds of each Offering (as described in Note B – Summary of Significant Accounting Policies – Members’ Equity) and is charged to the specific Series. NCPS became the Custodian beginning January 2, 2024. North Capital, as Custodian, will not receive any compensation directly related to the Offering of any particular Series, but will instead receive an account opening fee and annual account maintenance fee with respect to each individual Investor.

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE D - REVENUE, EXPENSE AND COST ALLOCATION METHODOLOGY (CONTINUED)

•Operating Expenses: Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses), including asset verification, storage, marketing costs, maintenance, utilities, insurance, property tax and other Series related Operating Expenses, are expensed as incurred:

oPre-Closing Operating Expenses are borne by the Manager and accounted for as capital contributions from the Manager to the Company and are not reimbursed.

oPost-Closing Operating Expenses are the responsibility of each individual Series.

oIf not directly charged to the Company or a Series, Operating Expenses are allocated as follows:

▪Cloud storage: based on the number of Underlying Assets in the cloud storage

▪Bookkeeping and accounting fees: allocated monthly across all closed Series Offerings

▪Custodial fees: based on the number of Underlying Assets

▪Appraisal and valuation fees: based on the number of Underlying Assets

▪Ongoing registrar fees: allocated directly to the Underlying Asset

▪Marketing: based on the number of Underlying Assets marketed to potential Investors

oGains and Losses on Sale and Impairments are directly charged to the Company or a Series.

oWe expect each Series to incur Operating Expenses Reimbursement Obligations, or for the Manager or the Asset Manager to pay such Operating Expenses incurred and not seek reimbursement, to the extent such Series does not have sufficient reserves for such expenses.

NOTE E - FREE CASH FLOW DISTRIBUTIONS AND MANAGEMENT FEES

Any available Free Cash Flow (as described below) of a Series of Interests shall be applied in the following order of priority, at the discretion of the Manager:

i)First, to repay any amounts outstanding under Operating Expenses Reimbursement Obligations.

ii)Second, to create such reserves for that Series as the Manager deems necessary, in its sole discretion, to meet future Operating Expenses for that Series.

iii)Thereafter, to make distributions, at least 50% of which (as described below, net of corporate income taxes applicable to such Series of Interests) shall be distributed as dividends to Investors of a particular Series, and no more than 50% of which shall be distributed to the Asset Manager in payment of the Management Fee for that Series.

“Free Cash Flow” is defined as net income (as determined under GAAP) generated by any Series of Interests plus any change in net working capital and depreciation and amortization (and any other non-cash Operating Expenses) and less any capital expenditures related to the relevant Series.

As of the end of the Current Period and Prior Period, no distributions of Free Cash Flow or Management Fees were paid by the Company or in respect of any Series.

Success Fee:

Upon the sale of an Underlying Asset associated with a Series whose initial Offering commenced on or after January 1, 2023, if the Capital Proceeds, as defined in the Operating Agreement, are greater than an amount equal to 110% of the Offering Amount of the Series, as defined in the Operating Agreement, then the Asset Manager shall be entitled to be paid by the Series an amount (the “Success Fee”) calculated as follows:

•If the Capital Proceeds are equal to an amount greater than 110% of the Offering Amount of the related Series but less than or equal to 120% of the Offering Amount of such Series, then the Success Fee shall be an amount equal to 10% of the amount by which the Capital Proceeds exceed 110% of the Offering Amount; or

•If the Capital Proceeds are equal to an amount greater than 120% of the Offering Amount of the related Series, then the Success Fee shall be an amount equal to the sum of one percent (1%) of the Offering Amount plus twenty percent (20%) of the amount by which the Capital Proceeds exceed 120% of the Offering Amount.

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE E - FREE CASH FLOW DISTRIBUTIONS AND MANAGEMENT FEES (CONTINUED)

The Asset Manager may, in its sole discretion, waive any or all of the Success Fee.

NOTE F - INCOME TAX

Each Series has elected and qualifies to be taxed as a corporation under the Internal Revenue Code of 1986. The Company has elected to be treated as a disregarded entity

A provision for income taxes for the Current Period and Prior Period have been recorded for any individual Series that generated income. No provision for income taxes is presented for any Series that incurred net losses. Each individual Series records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets primarily resulting from net operating losses will not be realized.  Net deferred tax assets are fully offset by a valuation allowance, and therefore, no tax benefit applicable to the loss for each individual Series for the Current Period and the Prior Period have been recognized. For each Series, net operating loss carryforwards incurred since inception, May 20, 2020, do not expire for federal income tax purposes.

The Series designated in the table below have generated pre-tax income during the Current Period. As a result, the Company has recorded a provision for income taxes as shown below. No provision for income taxes was recorded in the Prior Period.

Provision for income taxes in the Current Period
Series	#URL1	#URL2	#MANTLE319	#URL5	Total
Income/(loss) before provision for income taxes, gross	$ 1,575	$ 209	$ (3,389)	$ 35
Federal, state and local statutory tax rates	32.85%	32.85%	32.85%	32.85%
Tax at statutory rate	$ 517	$ 69	$ (1,113)	$ 11
Other	4	1		-
Valuation Allowance	-	-	1,113	-
Provision for income taxes	$ 521	$ 70	$ -	$ 11	$ 602

NOTE G - CONTINGENCIES

Government Regulation

Claims arising out of actual or alleged violations of law could be asserted against the Company or its affiliates by individuals or governmental authorities and could expose the Company, its affiliates or each Series to significant damages or other penalties, including revocation or suspension of the licenses necessary to conduct business and fines.

NOTE I- SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of this filing. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements. The Company expects to launch and close additional offerings throughout the remainder of the year and beyond.

EXHIBIT INDEX

Exhibit 2.1 – Amended and Restated Certificate of Formation for RSE Innovation, LLC (6)

Exhibit 2.2 – Second Amended and Restated Limited Liability Company Agreement of RSE Innovation, LLC (6)

Exhibit 2.3 – Certificate of Formation for RSE Innovation Manager, LLC (1)

Exhibit 2.4 – Limited Liability Company Agreement of RSE Innovation Manager, LLC (2)

Exhibit 3.1 – Form of Series Designation with Rally Holdings as Asset Manager (9)

Exhibit 3.2 – Form of Series Designation with DomainX as Asset Manager (10)

Exhibit 4.1 – Form of Subscription Agreement (8)

Exhibit 6.1 – Form of Asset Management Agreement (2)

Exhibit 6.2 – Broker of Record Agreement (3)

Exhibit 6.3 – Form of Purchase Agreement (2)

Exhibit 6.4 – Transfer Agent Agreement (7)

Exhibit 6.5 – NCPS PPEX ATS Company Agreement (5)

Exhibit 6.6 – Executing Broker Secondary Market Transactions Engagement Letter (5)

Exhibit 6.7 – Executing Broker Tools License Agreement (5)

Exhibit 6.8 – NCIT Software and Services License Agreement (5)

Exhibit 6.9 – Form of Asset Management Agreement with DomainX (11)

Exhibit 6.10 – Series #URL6 Purchase Option Agreement (10)

Exhibit 8.1 – Amended and Restated Subscription Escrow Agreement (4)

Exhibit 8.2 – Custodian Agreement with North Capital Private Securities Corporation (10)

(1)Previously included as an exhibit to the Company’s Draft Offering Statement on Form 1-A submitted to the Commission on May 6, 2021.

(2)Previously filed as an Exhibit to the Company’s Offering Statement on Form 1-A filed with the Commission on August 20, 2021.

(3)Previously filed as an Exhibit to the Company’s Pre-Qualification Amendment No. 1 to its Offering Statement on Form 1-A filed with the Commission on October 8, 2021.

(4)Previously filed as an Exhibit to the Company’s Pre-Qualification Amendment No. 2 to its Offering Statement on Form 1-A filed with the Commission on November 24, 2021.

(5)Previously filed as an Exhibit to the Company’s Post Qualification Amendment No. 1 to its Form 1-A filed with the Commission on February 14, 2022.

(6)Previously filed as an Exhibit to the Company’s Annual Report on Form 1-K for the Fiscal Year Ended December 31, 2022, filed with the Commission on April 11, 2023.

(7)Previously filed as an Exhibit to the Company’s Post Qualification Amendment No. 5 to its Form 1-A filed with the Commission on April 14, 2023.

(8)Previously filed as an Exhibit to the Company’s Post Qualification Amendment No. 6 to its Form 1-A filed with the Commission on May 19, 2023.

(9)Previously filed as an Exhibit to the Company’s Semiannual Report on Form 1-SA filed with the Commission on September 18, 2023.

(10)Previously filed as an Exhibit to the Company’s Post Qualification Amendment No. 9 to its Form 1-A filed with the Commission on January 3, 2024.

(11)Previously filed as an Exhibit to the Company’s Post Qualification Amendment No. 10 to its Form 1-A filed with the Commission on February 9, 2024.

III-1

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RSE INNOVATION, LLC

By: RSE Innovation Manager, LLC, its managing member

    By: Rally Holdings LLC, its sole member

By: RSE Markets, Inc., its sole member

    By: /s/ Christopher J. Bruno

    Name: Christopher J. Bruno

    Title: Chief Executive Officer & President

    Date: September 20, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Christopher J. Bruno Name: Christopher J. Bruno	President, Chief Executive Officer and Director of RSE Markets, Inc. (Principal Executive Officer)	September 20, 2024

/s/ Maximilian F. Niederste-Ostholt Name: Maximilian F. Niederste-Ostholt	Chief Financial Officer of RSE Markets, Inc. (Principal Financial Officer and Principal Accounting Officer)	September 20, 2024

RSE INNOVATION MANAGER, LLC

By: Rally Holdings LLC, its sole member

By: RSE Markets, Inc., its sole member

By: /s/ Christopher J. Bruno

Name: Christopher J. Bruno

Title: Chief Executive Officer & President

	Managing Member	September 20, 2024